[redacted]

12011654

AB 3/16

AB 2/29

UNI
SECURITIES AND
Washington, D.C. 20549

SEC
Mail Processing
Section

FEB 27 2012

Washington, DC
123

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68187

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Jan 1, 2011 (MM/DD/YY) AND ENDING Dec 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bolton Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

579 Main St
(No. and Street)

Bolton	MA	01740
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eugene Hayes (978) 779-5361 Ext 2220
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Paolilli, Jarek and DerAnanian LLC
(Name – *if individual, state last, first, middle name*)

319 Littleton Road	Westford	MA	01886
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JS 3/2/12

OATH OR AFFIRMATION

I, Eugene Hayes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bolton Securities Corporation, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[illegible] F. AUBREY
Notary Public
Commonwealth of Massachusetts
My Commission Expires
April [illegible], 2012

Signature

Financial & Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOLTON SECURITIES CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2011 and 2010

Paolilli, Jarek &
Der Ananian, LLC

CERTIFIED PUBLIC
ACCOUNTANTS

BOLTON SECURITIES CORPORATION

INDEX

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Gerald F. Paolilli, CPA
Roger P. Jarek, Jr., CPA

Tel. 978.392.3400
Fax. 978.392.3406
www.pjcpa.com
319 Littleton Road, Suite 101
Westford, MA 01886

Independent Auditors' Report

To the Stockholder and Board of Directors
BOLTON SECURITIES CORPORATION
Bolton, Massachusetts

We have audited the accompanying balance sheets of BOLTON SECURITIES CORPORATION, as of December 31, 2011 and 2010, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BOLTON SECURITIES CORPORATION as of December 31, 2011 and 2010 and the results of its operations, changes in stockholder's equity, and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules contained on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Paolilli, Jarek & Der Ananian LLC

Paolilli, Jarek & Der Ananian, LLC
Certified Public Accountants

Westford, Massachusetts
February 22, 2012

BOLTON SECURITIES CORPORATION

BALANCE SHEETS
As of December 31, 2011 and 2010

	2011	2010
Assets:		
Current Assets:		
Cash and cash equivalents	$ 354,488	$ 393,249
Receivables from others	26,158	1,000
Deferred charges	32,913	4,997
Total Current Assets	413,559	399,246
Cash - clearing deposit	50,000	50,000
Total Assets	$ 463,559	$ 449,246
Liabilities and Stockholder's Equity:		
Current Liabilities:		
Accounts payable and accrued expenses	$ 21,852	$ 25,195
Accounts payable - related party	28,133	643
Commissions payable - registered investment advisors	105,013	9,734
Accrued income taxes	0	53,846
Total Current Liabilities	154,998	89,418
Stockholder's Equity:		
Common stock, $.01; 3,000 shares authorized, 100 shares issued and outstanding	1	1
Additional paid-in capital	28,920	28,920
Retained earnings	279,640	330,907
Total Stockholder's Equity	308,561	359,828
Total Liabilities and Stockholder's Equity	$ 463,559	$ 449,246

BOLTON SECURITIES CORPORATION

STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2011 and 2010

	2011	2010
Revenues:		
Fee-based revenues	$ 4,720,747	$ 4,325,805
Commissions	1,143,924	13,674
Other	57	89
	5,864,728	4,339,568
Expenses:		
Commissions and clearing costs	5,093,589	3,850,199
Commissions - related parties	56,481	54,253
Clearing costs - related parties	0	111,264
	5,150,070	4,015,716
Other operating expenses	58,318	63,640
Other operating expenses - related party	634,454	0
Occupancy - related party	24,000	24,000
	716,772	87,640
Income (loss) before income taxes	(2,114)	236,212
Income tax (benefit) provision	(847)	89,233
Net Income (Loss)	$ (1,267)	$ 146,979

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

The accompanying notes are an integral part of these financial statements.

BOLTON SECURITIES CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

For the Years Ended December 31, 2011 and 2010

	Common Stock		Additional		Total
	Number of Shares	Issued Amount	Paid-in Capital	Retained Earnings	Stockholder's Equity
Balances, December 31, 2009	105.3	$ 1	$ 28,920	$ 183,928	$ 212,849
Net Income	-	-	-	146,979	146,979
Balances, December 31, 2010	105.3	$ 1	$ 28,920	$ 330,907	$ 359,828
Net Loss	-	-	-	(1,267)	(1,267)
Purchase of Treasury Stock	(5.3)	-	-	(50,000)	(50,000)
Balances, December 31, 2011	100	$ 1	$ 28,920	$ 279,640	$ 308,561

The accompanying notes are an integral part of these financial statements.

BOLTON SECURITIES CORPORATION

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2011 and 2010

	2011	2010
Cash Flows from Operating Activities:		
Net Income (Loss)	$ (1,267)	$ 146,979
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities:		
(Increase) decrease in accounts receivable	(25,158)	0
(Increase) in deferred charges	(27,916)	(183)
Increase (decrease) in accounts payable and accrued expenses	(3,343)	22,477
Increase (decrease) in accounts payable - related party	27,490	(13,708)
Increase (decrease) in commission payable - registered investment advisors	95,279	0
Increase (decrease) in accrued income taxes	(53,846)	43,767
Net Cash Provided by Operations	11,239	199,332
Cash flows from Financing Activities:		
Purchase of treasury stock	(50,000)	0
Net Increase (Decrease) in Cash and Cash Equivalents	(38,761)	199,332
Cash and cash equivalents - January 1,	393,249	193,917
Cash and cash equivalents - December 31,	$ 354,488	$ 393,249

Supplemental Disclosure of Cash Flow Information:

	2011	2010
Income taxes paid	$ 20,800	$ 36,021

Note 1. Nature of Business, Summary of Significant Accounting Policies

NATURE OF BUSINESS

Bolton Securities Corporation (the Company) is located in Bolton, Massachusetts. The Company is a registered broker-dealer in securities, and conducts business on a fully-disclosed basis over a nation-wide network of registered investment advisors. The Company, through its registered investment advisors, offers investment advice to its investment clients. The Company is subject to the regulations of certain federal and state agencies, and undergoes periodic examinations by the Financial Industry Regulatory Authority (FINRA).

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Fee-Based Revenues

Fee-based revenues primarily consist of portfolio service fees that are derived from accounts that charge an annual fee based on net asset value (generally billed quarterly in advance based on prior quarter asset values).

Allowance for Doubtful Accounts

Management believed that accounts receivable were fully collectible; thus, an allowance for doubtful accounts was not considered necessary at December 31, 2011, or at December 31, 2010.

Fair Value Measurement – Assets and Liabilities

Certain of the Company's assets and liabilities, including cash and cash equivalents, accounts receivable from clearing brokers and others, accounts and commissions payable, and other accrued taxes and expenses, are recorded at amounts that approximate fair value because they are short-term in nature.

Note 1. Summary of Significant Accounting Policies - continued

Concentration of Credit Risk

At times during the year ended December 31, 2011 and 2010, certain bank account balances exceeded Federal Deposit Insurance Corporation insured limits. The Company has not experienced any losses in such accounts.

Management Fees

The Company pays monthly management fees to Bolton Capital Group, Inc., a related corporation wholly-owned by Raymond L. Grenier, under a management contract (See Related Party Transactions, Note 4). The fees provide compensation for supervisory responsibilities, and for any operational and overhead expenses incurred in connection with the Company's broker and dealer business.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The Company provides for income taxes based upon pre-tax earnings at applicable federal and state corporate income tax rates. Thus, current income taxes are provided for on taxable income. There were not any significant differences in the timing of recognition of transactions for financial and income tax reporting purposes for the years ended December 31, 2011 and 2010.

Uncertainty in Income Taxes

Generally accepted accounting principles require the Company to evaluate and disclose any uncertain tax positions that could have an effect on the financial statements. At December 31, 2011, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained upon examination by the applicable tax authorities. The Company files tax returns in the United States Federal and Massachusetts state jurisdictions. These returns are generally subject to examination by the tax authorities for a period of three years after filing.

Note 1. Summary of Significant Accounting Policies - continued

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual amounts could differ from those estimates.

Note 2. Cash – Clearing Deposit

This account represents a security deposit required by its clearing brokerage firm, RBC Capital Markets Corporation (RBC Capital). Interest earned on such deposits can be drawn upon by the Company.

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1). This rule requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital, as defined by rule 15c3-1, shall not exceed 15 to 1. The rule provides that equity capital may not be withdrawn, liabilities subordinated to claims of general creditors may not be repaid, or cash dividends may not be paid if the resulting capital ratio would exceed 10 to 1. The Company, at December 31, 2011 and 2010, had net capital of $228,353 and $332,348, respectively, which was $178,353 and $282,348, respectively, in excess of its required net capital.

Note 4. Related Party Transactions

The Company incurred approximately $56,000 and $54,000, respectively in commission expenses during 2011 and 2010 to Raymond L. Grenier, a related party.

Beginning January 1, 2011, the Company shared facilities and operational resources with Bolton Capital Group, Inc., a related entity wholly owned by Raymond L. Grenier. Supervisory and overhead costs incurred under this arrangement totaled $634,454 for the year ended December 31, 2011.

Note 4. Related Party Transactions - continued

The Company currently leases office space, used as its main headquarters, at 579 Main Street, Bolton, MA, as a tenant-at-will from an entity in which Raymond L. Grenier has a beneficial interest. Rent expense was $24,000 for each of the years ended December 31, 2011 and 2010.

During 2010, the Company utilized an entity, in which Raymond L. Grenier has a beneficial interest, as paymaster for its registered investment advisor commissions and for providing accounting, clerical, legal, supervisory and technical support. The entity received 25% of Bolton's RIA revenue, net of the related commissions. The Company incurred $111,264 of fees during the years ended December 31, 2010. This agreement ended December 31, 2010.

Note 5. Income Taxes

The components of income tax expense, for the years ended December 31, 2011 and 2010, are as follows:

	2011	2010
Federal	$ (23)	$ 65,901
State	(824)	23,332
Income tax (benefit) provision	$ (847)	$ 89,233

Note 6. Economic Dependency

As part of its relationship with a related party, the Company introduces and clears approximately 76% of its accounts through Pershing, LLC. During 2010, the Company began to additionally clear transactions through RBC Capital.

Note 7. Focus (Form X-17A-5) Report

A copy of the Company's most recent, annually audited Focus Form X-17A-5 Report (December 31, 2011) is available for examination at the principal office of the firm and at the regional office of the Securities and Exchange Commission.

Note 8. Exempt Provisions Under Rule 15c3-3

The Company claims an exemption from Securities and Exchange Commission Rule 15c3-3(k)(2)(ii), as an introducing broker or dealer who clears all transactions for customers on a fully disclosed basis with a clearing broker or dealer, which carries all the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to rule 17a-3 and 17a-4, as are customarily made by a clearing broker or dealer.

Note 9. Business Concentrations

The Company had approximately 54 and 56 registered investment advisor affiliations during 2011 and 2010, respectively. Six of those advisors were responsible for approximately 52% and 52% of the Company's commission expense volume during the years ended December 31, 2011 and 2010, respectively.

Note 10. Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, guarantees, and other sources are recorded when it is probable that a liability has been incurred, and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. There were no matters in 2011, or in 2010, that required the Company to record or disclose such a liability in the financial statements.

Note 11. Subsequent Events

Management has evaluated subsequent events through February 22, 2012, the date that the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

BOLTON SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2011

COMPUTATION OF NET CAPITAL		
Stockholder's Equity		$ 308,561
Less: Non-allowable assets:		
Unsecured accounts receivable	$ 26,158	
Deferred charges	32,913	
Total non-allowable assets	59,071	
Other deductions and charges	19,000	
		(78,071)
Tentative net capital		230,490
Less: Haircuts on securities		(2,137)
Net Capital		$ 228,353
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses		$ 21,852
Accounts payable - related party		28,133
Commissions payable - registered investment advisors		105,013
Total Aggregate Indebtedness		$ 154,998
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum capital requirement		$ 50,000
Excess Net Capital		$ 178,353
Ratio: Aggregate indebtedness to net capital		0.68

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2011

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part IIA, of Form X-17A-5 as of December 31, 2011)

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 228,353
Net audit adjustments	0
Net Capital per above	$ 228,353

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Gerald F. Paolilli, CPA
Roger P. Jarek, Jr., CPA

Tel. 978.392.3400
Fax. 978.392.3406

www.pjcpa.com

319 Littleton Road, Suite 101
Westford, MA 01886

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder and Board of Directors
BOLTON SECURITIES CORPORATION
Bolton, Massachusetts

In planning and performing our audit of the financial statements and supplementary schedules of BOLTON SECURITIES CORPORATION for the year ended December 31, 2011, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

We also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, in the recordation of differences required by rule 17a-13, or in complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for any other purpose.

Paolilli, Jarek & Der Ananian, LLC

Paolilli, Jarek & Der Ananian, LLC
Certified Public Accountants

Westford, Massachusetts
February 22, 2012

Paolilli, Jarek & Der Ananian, LLC

CERTIFIED PUBLIC ACCOUNTANTS

Gerald F. Paolilli, CPA
Roger P. Jarek, Jr., CPA

Tel. 978.392.3400
Fax. 978.392.3406

www.pjcpa.com

319 Littleton Road, Suite 101
Westford, MA 01886

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION REQUIRED BY SEC RULE 17a-5(e)(4)

To the Stockholder and Board of Directors
BOLTON SECURITIES CORPORATION
Bolton, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by BOLTON SECURITIES CORPORATION and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating BOLTON SECURITIES CORPORATION's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). BOLTON SECURITIES CORPORATION's management is responsible for the Company's compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in SIPC-7 for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Paolilli, Jarek & Der Ananian LLC

Paolilli, Jarek & Der Ananian, LLC
Certified Public Accountants

Westford, Massachusetts
February 22, 2012

BOLTON SECURITIES CORPORATION

SCHEDULE OF ASSESSMENTS AND PAYMENTS TO THE
SECURITIES INVESTOR PROTECTION CORPORATION

For the Year Ended December 31, 2011

Payment Date	To Whom Paid	Amount
7/21/2011	SIPC	$ 6,376
2/16/2012	SIPC	8,162
		$ 14,538

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

See preceding independent accountants' report on applying agreed-upon procedures related to an entity's SIPC assessment reconciliation.